Exhibit 99.1

Condensed Consolidated Interim Financial Statements
March 31, 2019 and 2018
(Unaudited)
(Expressed in thousands of U.S. dollars)

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Financial Position
(Unaudited – in thousands of U.S. dollars)

As at	Note	March 31, 2019	December 31, 2018
ASSETS
Current assets
Cash and cash equivalents		$220,780	$286,312
Term deposits		6,672	6,646
Restricted cash		290	296
Marketable securities		2,719	2,572
Accounts receivable and other		66,426	80,987
Inventories		140,889	137,885
		437,776	514,698
Restricted cash		13,901	13,449
Other assets		11,854	10,592
Defined benefit pension plan		9,335	9,120
Property, plant and equipment	3	4,009,451	3,988,476
Goodwill		92,591	92,591
		$4,574,908	$4,628,926
LIABILITIES & EQUITY
Current liabilities
Accounts payable and accrued liabilities		$103,139	$137,900
Current portion of lease liabilities	3	6,108	2,978
Current portion of asset retirement obligations		824	824
		110,071	141,702
Debt	4	596,526	595,977
Lease liabilities	3	14,115	6,538
Defined benefit pension plan		14,784	14,375
Asset retirement obligations		93,052	93,319
Deferred income tax liabilities		424,943	429,929
		1,253,491	1,281,840
Equity
Share capital	6	3,007,924	3,007,924
Treasury stock		(9,269)	(10,104)
Contributed surplus		2,621,866	2,620,799
Accumulated other comprehensive loss		(24,693)	(24,494)
Deficit		(2,337,418)	(2,310,453)
Total equity attributable to shareholders of the Company		3,258,410	3,283,672
Attributable to non-controlling interests		63,007	63,414
		3,321,417	3,347,086
		$4,574,908	$4,628,926

Approved on behalf of the Board of Directors

(Signed) John Webster        Director         (Signed) George Burns        Director

Date of approval: May 2, 2019

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Operations
For the three months ended March 31, 2019 and 2018
(Unaudited – in thousands of U.S. dollars except share and per share amounts)

	Note	Three months ended March 31, 2019	Three months ended March 31, 2018
Revenue
Metal sales	5	$80,024	$131,905

Cost of sales
Production costs		51,921	67,235
Depreciation and amortization	10	20,161	29,188
		72,082	96,423

Earnings from mine operations		7,942	35,482

Exploration and evaluation expenses		5,365	4,148
Mine standby costs		7,993	2,706
General and administrative expenses		6,953	8,225
Defined benefit pension plan expense		599	1,083
Share based payments	7	2,902	1,318
Write-down of assets		17	4,024
Foreign exchange (gain) loss		(245)	1,142
(Loss) earnings from operations		(15,642)	12,836

(Loss) gain on disposal of assets		(62)	86
Gain on derivatives and other investments		—	788
Other income		1,695	3,097
Asset retirement obligation accretion		(633)	(510)
Interest and financing costs	4	(6,698)	(3,564)

(Loss) earnings from operations before income tax		(21,340)	12,733
Income tax expense		6,032	7,084
Net (loss) earnings for the period		$(27,372)	$5,649

Attributable to:
Shareholders of the Company		(26,965)	8,718
Non-controlling interests		(407)	(3,069)
Net (loss) earnings for the period		$(27,372)	$5,649

Weighted average number of shares outstanding (thousands)
Basic		158,318	158,461
Diluted		158,318	158,461

Net (loss) earnings per share attributable to shareholders of the Company:
Basic (loss) earnings per share		$(0.17)	$0.05
Diluted (loss) earnings per share		$(0.17)	$0.05

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Comprehensive (Loss) Income
For the three months ended March 31, 2019 and 2018
(Unaudited – in thousands of U.S. dollars)

	Note	Three months ended March 31, 2019	Three months ended March 31, 2018

(Loss) earnings for the period		$(27,372)	$5,649
Other comprehensive (loss) income:
Items that will not be reclassified to earnings or loss:
Change in fair value of investments in equity securities		147	(739)
Actuarial (losses) gains on defined benefit pension plans		(346)	9
Total other comprehensive loss for the period		(199)	(730)
Total comprehensive (loss) income for the period		$(27,571)	$4,919

Attributable to:
Shareholders of the Company		(27,164)	7,988
Non-controlling interests		(407)	(3,069)
		$(27,571)	$4,919

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Cash Flows
For the three months ended March 31, 2019 and 2018
(Unaudited – in thousands of U.S. dollars)

	Note	Three months ended March 31, 2019	Three months ended March 31, 2018
Cash flows generated from (used in):
Operating activities
(Loss) earnings for the period		$(27,372)	$5,649
Items not affecting cash:
Asset retirement obligation accretion		633	510
Depreciation and amortization		17,129	29,188
Depreciation and amortization related to inventory write-down	10	3,032	—
Unrealized foreign exchange (gain) loss		(173)	249
Deferred income tax recovery		(4,900)	(2,399)
Loss (gain) on disposal of assets		62	(86)
Gain on derivatives and other investments		—	(788)
Write-down of assets		17	4,024
Share based payments	7	2,902	1,318
Defined benefit pension plan expense		599	1,083
		(8,071)	38,748
Property reclamation payments		(900)	(807)
Changes in non-cash working capital	8	12,191	(14,944)
Net cash generated from operating activities		3,220	22,997

Investing activities
Purchase of property, plant and equipment		(86,071)	(66,986)
Proceeds from the sale of property, plant and equipment		380	61
Proceeds on pre-commercial production sales		20,856	13,382
Value added taxes related to mineral property expenditures, net		(2,371)	6,214
Investment in term deposits		(26)	(16)
Increase in restricted cash		(446)	(842)
Net cash used in investing activities		(67,678)	(48,187)

Financing activities
Lease payments		(1,074)	(111)
Net cash used in financing activities		(1,074)	(111)

Net decrease in cash and cash equivalents		(65,532)	(25,301)
Cash and cash equivalents - beginning of period		286,312	479,501
Cash and cash equivalents - end of period		$220,780	$454,200

Supplementary cash flow information (note 8)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Changes in Equity
For the three months ended March 31, 2019 and 2018
(Unaudited – in thousands of U.S. dollars)

	Note	Three months ended March 31, 2019	Three months ended March 31, 2018
Share capital
Balance beginning of period		$3,007,924	$3,007,924
Balance end of period		$3,007,924	$3,007,924

Treasury stock
Balance beginning of period		$(10,104)	$(11,056)
Shares redeemed upon exercise of restricted share units		835	—
Balance end of period		$(9,269)	$(11,056)

Contributed surplus
Balance beginning of period		$2,620,799	$2,616,593
Share based payments		1,902	1,730
Shares redeemed upon exercise of restricted share units		(835)	—
Balance end of period		$2,621,866	$2,618,323

Accumulated other comprehensive loss
Balance beginning of period		$(24,494)	$(21,350)
Other comprehensive loss for the period		(199)	(730)
Balance end of period		$(24,693)	$(22,080)

Deficit
Balance beginning of period		$(2,310,453)	$(1,948,569)
(Loss) earnings attributable to shareholders of the Company		(26,965)	8,718
Balance end of period		$(2,337,418)	$(1,939,851)
Total equity attributable to shareholders of the Company		$3,258,410	$3,653,260

Non-controlling interests
Balance beginning of period		$63,414	$79,940
Loss attributable to non-controlling interests		(407)	(3,069)
Contributions from non-controlling interests		—	1,001
Balance end of period		$63,007	$77,872
Total equity		$3,321,417	$3,731,132

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2019 and 2018
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)

1. General Information
Eldorado Gold Corporation (individually or collectively with its subsidiaries, as applicable, “Eldorado” or the “Company”) is a gold mining, development, and exploration company. The Company has mining operations, ongoing development projects and exploration in Turkey, Canada, Greece, Romania, Brazil and Serbia.
Eldorado is a public company listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) and is incorporated in the province of British Columbia, Canada.
The Company's head office, principal address and records are located at 550 Burrard Street, Suite 1188, Vancouver, British Columbia, Canada, V6C 2B5.

2. Basis of preparation

a)	Statement of compliance
These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 ‘Interim Financial Reporting’. They do not include all of the information and footnotes required by International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) for full annual financial statements and should be read in conjunction with the Company’s annual audited consolidated financial statements as at and for the year ended December 31, 2018.
Except as described in note 3, the same accounting policies were used in the preparation of these unaudited condensed consolidated interim financial statements as for the most recent audited annual consolidated financial statements and reflect all the adjustments necessary for fair presentation in accordance with IFRS for the interim periods presented.
Certain prior period balances have been reclassified to conform to current period presentation.
These unaudited condensed consolidated interim financial statements were authorized for issue by the Company’s Board of Directors on May 2, 2019.

b)	Judgment and estimates
The preparation of these unaudited condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.
The Company applies judgment to determine the date on which a mine development property enters the commercial production stage. On March 31, 2019, the Company declared commercial production at the Lamaque mine, having reached certain milestones. Commercial production represents the point at which the group of assets were able to operate as intended by management. Upon declaring commercial production, Lamaque will recognize all revenue and costs in profit or loss. Prior to March 31, 2019, costs incurred for construction, development and commissioning of the mine, net of pre-commercial sales, were recognized within mineral property in property, plant and equipment.
All other significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty are the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2018.

(1)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2019 and 2018
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)

3. Adoption of new accounting standards
The following standards and amendments to existing standards have been adopted by the Company commencing January 1, 2019:
a)IFRS 16 ‘Leases’
IFRS 16 introduces a single accounting model for lessees. The Company, as lessee, is required to recognize a right-of-use asset, representing its right to use the underlying asset, and a lease liability, representing its obligation to make lease payments. The Company may elect to not apply IFRS 16 to leases with a term of less than 12 months, which election is made by underlying class of assets to which the right of use asset relates, or leases where the underlying asset is of low value, which election is made on an asset by asset basis. The accounting treatment for lessors remains largely the same as under IAS 17.
The Company adopted this standard from January 1, 2019 using the modified retrospective approach. Accordingly, the comparative information presented for 2018 has not been restated.
Previously, the Company determined at contract inception whether an arrangement was or contained a lease under IFRIC 4, ‘Determining Whether an Arrangement contains a Lease’. On adoption of IFRS 16, the Company now assesses whether a contract is or contains a lease based on whether the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration. On transition to IFRS 16, the Company elected to apply the practical expedient permitted by the standard to grandfather the assessment of which transactions are leases. IFRS 16 was applied only to contracts that were previously identified as leases. Contracts that were not identified as leases under IAS 17 and IFRIC 4 were not reassessed using the definition of a lease under IFRS 16. Therefore, the definition of a lease under IFRS 16 has been applied only to contracts entered into or changed on or after January 1, 2019.
The Company leases various assets including equipment, offices and properties that had previously been classified as operating leases under IAS 17. On adoption of IFRS 16, liabilities for these leases were measured at the present value of the remaining lease payments, discounted using the Company’s incremental borrowing rate as of January 1, 2019. The weighted average incremental borrowing rate applied to the lease liabilities on January 1, 2019 was 13.1%. The Company elected to measure the right-of-use assets for these leases at amounts equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments recognized in the statement of financial position on December 31, 2018.
On initial adoption, the Company used the following practical expedients as permitted by the standard when applying IFRS 16 to leases previously classified as operating leases under IAS 17.

•	Applied the exemption not to recognize right-of-use assets and liabilities for leases with low value.

•	Applied the exemption not to recognize right-of-use assets and liabilities for leases with less than 12 months of lease term remaining.

•
Applied a single discount rate to a portfolio of leases with reasonably similar characteristics (such as leases with a similar remaining lease term for a similar class of underlying asset in a similar economic environment).

•	Excluded initial direct costs from measuring the right-of-use asset at the date of initial application.

•	Uses hindsight, such as in determining the lease term if the contract contains options to extend or terminate the lease.
The Company also leases various equipment that had previously been classified as finance leases under IAS 17. For these finance leases, the carrying amount of the right-of-use asset and the lease liability at January 1, 2019 were determined at the carrying amount of the lease asset and lease liability under IAS 17 immediately before that date.

(2)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2019 and 2018
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)

3. Adoption of new accounting standards (continued)
The impact on transition is summarized below.

	December 31, 2018	IFRS 16 Adjustment	January 1, 2019

Lease assets presented in PP&E	$11,345	$9,379	$20,724
Lease liabilities – current	2,978	2,658	5,456
Lease liabilities – non-current	6,538	6,168	12,706
Accounts receivable and other	80,987	(553)	80,434

On adoption of IFRS 16, the Company excluded certain arrangements which management concluded were not within the scope of IFRS 16 because they are arrangements for the use of land that grant the Company the right to explore, develop, produce or otherwise use the mineral resource contained in that land. A reconciliation of lease commitments previously reported and the amount of the lease liability recognized is as follows:

January 1, 2019

Operating lease commitments at December 31, 2018	$64,690
Exclusion of arrangements to explore for or use minerals	(53,186)
Leases with low value at January 1, 2019	(1,677)
Leases with less than 12 months of remaining lease term at January 1, 2019	(866)
Arrangements reassessed as leases	3,120
Effect of discounting using the incremental borrowing rate at January 1, 2019	(3,255)
Lease liabilities recognized as IFRS 16 adjustment at January 1, 2019	$8,826

The following is the new accounting policy for leases under IFRS 16:
A contract is or contains a lease when the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.
The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, and subsequently at cost less any accumulated depreciation and impairment losses, and is adjusted for certain re-measurements of the lease liability. The cost of the right of use asset includes the amount of the initial measurement of the lease liability, any lease payments made at or before the commencement date, less any lease incentives received, any initial direct costs; and if applicable, an estimate of costs to be incurred by the Company in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease.
The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. The incremental borrowing rate reflects the rate of interest that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

(3)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2019 and 2018
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)

3. Adoption of new accounting standards (continued)
The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. It is re-measured when there is a change in future lease payments arising from a change in an index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or as appropriate, changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised. The Company applies judgement to determine the lease term for some lease contracts which contain renewal options.
The Company does not recognize right-of-use assets and lease liabilities for leases of low-value assets, leases with lease terms that are less than 12 months and arrangements for the use of land that grant the Company the right to explore, develop, produce or otherwise use the mineral resource contained in that land. Lease payments associated with these arrangements are instead recognized as an expense over the term on either a straight-line basis, or another systematic basis if more representative of the pattern of benefit. The Company applies judgement in determining whether an arrangement grants the Company the right to explore, develop, produce or otherwise use the mineral resource contained in that land.

b)	IFRIC 23 'Uncertainty over Income Tax Treatments'
This interpretation sets out how to determine the accounting tax position when there is uncertainty over income tax treatments. At January 1, 2019, the Company adopted this standard and there was no impact on its unaudited condensed consolidated interim financial statements.

4. Debt
Senior notes
On December 10, 2012, the Company completed an offering of $600 million senior notes (“the notes”) at par value, with a coupon rate of 6.125% due December 15, 2020. The notes pay interest semi-annually on June 15 and December 15. The notes are redeemable by the Company in whole or in part, for cash.
The fair market value of the notes as at March 31, 2019 is $589 million (December 31, 2018 – $550 million).
As at March 31, 2019, the unamortized deferred financing costs were $3,474 (December 31, 2018 – $4,023), and the debt balance as at March 31, 2019 was $596,526 (December 31, 2018 – $595,977).
During the three months ended March 31, 2019, the Company capitalized $3,848 of interest in property, plant and equipment at Lamaque while this operation was in the pre-commercial production phase. Interest will cease to be capitalized in future periods following the declaration of commercial production on March 31, 2019 (note 2). No interest was capitalized at Skouries in the three months ended March 31, 2019 following this operation's transition to care and maintenance. For the period ended March 31, 2018, the Company capitalized $6,622 of interest at Skouries and Lamaque.

(4)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2019 and 2018
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)

5. Revenue
Revenue by metal was as follows:

	Three months ended March 31, 2019	Three months ended March 31, 2018

Gold revenue	$54,485	$115,473
Zinc revenue	14,675	7,574
Lead revenue	7,640	5,552
Silver revenue	4,835	3,000
Revenue from contracts with customers	$81,635	$131,599
(Loss) gain on revaluation of derivatives in trade receivables	(1,611)	306
	$80,024	$131,905

For the three months ended March 31, 2019, revenue from contracts with customers by product and segment was as follows:

	Turkey	Greece	Total

Gold revenue - dore	$35,623	$—	$35,623
Gold revenue - concentrate	7,477	11,385	18,862
Silver revenue - dore	271	—	271
Silver revenue - concentrate	98	4,466	4,564
Lead concentrate	—	7,640	7,640
Zinc concentrate	—	14,675	14,675
	$43,469	$38,166	$81,635

For the three months ended March 31, 2018, revenue from contracts with customers by product and segment was as follows:

	Turkey	Greece	Total

Gold revenue - dore	$71,738	$—	$71,738
Gold revenue - concentrate	36,073	7,662	43,735
Silver revenue - dore	322	—	322
Silver revenue - concentrate	877	1,801	2,678
Lead concentrate	—	5,552	5,552
Zinc concentrate	—	7,574	7,574
	$109,010	$22,589	$131,599

(5)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2019 and 2018
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)

6. Share capital
Eldorado’s authorized share capital consists of an unlimited number of voting common shares without par value.
Effective December 27, 2018, the Company consolidated its issued and outstanding common shares (the "Pre-Consolidation Shares") on the basis of one (1) new common share (the "Post-Consolidation Shares") for every five (5) Pre-Consolidation Shares held (the "Share Consolidation"). As a result of the Share Consolidation, the 794,010,680 Pre-Consolidation Shares were consolidated to 158,801,722 Post-Consolidation Shares. The Share Consolidation was previously approved by shareholders at a meeting held on June 21, 2018. All references in the comparative period information contained in these unaudited condensed consolidated interim financial statements have been adjusted to reflect this share consolidation.
At March 31, 2019, there were 158,360,640 voting common shares outstanding (December 31, 2018 – 158,293,595).

7. Share-based payments
Share based payments expense consists of:

	Three months ended March 31, 2019	Three months ended March 31, 2018

Share options	$783	$803
Restricted shares with no performance criteria	440	303
Restricted shares with performance criteria	161	—
Deferred units	1,000	(412)
Performance shares	518	624
	$2,902	$1,318

(a)    Share option plans
The Company’s Incentive Stock Option Plan (the “Plan”) consists of options which are subject to a 5-year maximum term and payable in shares of the Company when vested and exercised. The Plan prohibits the re-pricing of Options without shareholder approval. Options vest at the discretion of the Board of Directors at the time an Option is granted. Options vest in three equal and separate tranches with the first vesting commencing one year after the date of grant and the second and third tranches vesting on the second and third anniversary of the grant date. Options are subject to withholding tax on exercise, which is paid by the Option holder to the Company prior to receipt of the shares received pursuant to exercise. The Company is responsible for remittance of the withholding tax to the appropriate tax authority.
Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	2019
	Weighted average exercise price Cdn$	Number of options
At January 1,	22.56	5,591,228
Regular options granted	5.68	2,232,368
Expired	39.20	(677,322)
Forfeited	26.22	(558,192)
At March 31,	14.82	6,588,082

(6)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2019 and 2018
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)

7. Share-based payments (continued)
As at March 31, 2019, a total of 2,931,507 options (December 31, 2018 – 3,928,361) were available to grant under the Plan.
As at March 31, 2019, 2,974,532 share purchase options (March 31, 2018 – 4,844,715) with a weighted average exercise price of Cdn$23.64 (March 31, 2018 – Cdn$32.50) had vested and were exercisable.
The weighted average fair value per stock option granted was Cdn$5.68 (March 31, 2018 – no grants).
(b)    Restricted share unit plan
The Company has a Restricted Share Unit Plan (“RSU” plan) whereby restricted share units may be granted to senior management of the Company. The current maximum number of common shares authorized for issue under the RSU plan is 5,000,000. As at March 31, 2019, 441,082 common shares purchased by the Company remain held in trust in connection with this plan and have been included in treasury stock within equity on the consolidated statement of financial position.
Currently, the Company has two types of RSUs:
i.RSU with no performance criteria
These RSUs are exercisable into one common share once vested, entitling the holder to receive the common share for no additional consideration. They vest as follows: one third on the first anniversary of the grant date, one third on the second anniversary of the grant date and one third on the third anniversary of the grant date. RSUs with no performance criteria terminate on the third anniversary of the grant date. All vested RSUs which have not been redeemed by the date of termination are automatically redeemed. Such RSUs may be redeemed by the holder in shares or cash, with cash redemptions subject to the approval of the Board. RSU redemptions are subject to withholding tax, which is paid by the RSU holder to the Company prior to receipt of the resultant shares. Cash settlements are paid net of withholding tax. The Company is responsible for remittance of the withholding tax to the appropriate tax authority.
A total of 391,092 RSUs with no performance criteria with an average grant-date fair value of Cdn$5.68 per unit were granted during the three months ended March 31, 2019 under this plan. The fair value of each RSU issued is determined as the closing share price at grant date.
A summary of the status of the RSUs with no performance criteria and changes during the three months ended March 31, 2019 is as follows:

2019
At January 1,	333,119
Granted	391,092
Redeemed	(67,061)
At March 31,	657,150

As at March 31, 2019, 13,434 restricted share units are fully vested and exercisable (December 31, 2018 – 29,371).
ii. RSU with performance criteria
RSUs with performance criteria vest on the third anniversary of the grant date, subject to achievement of pre-determined performance criteria. When fully vested, the number of RSUs redeemed will range from 0% to 200% of the target award, subject to the performance of the share price over the 3 year period.
A total of 412,473 RSUs with performance criteria were granted during the three months ended March 31, 2019 with an average fair value of Cdn$5.68 under this RSU plan.

(7)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2019 and 2018
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)

7. Share-based payments (continued)
A summary of the status of the RSUs with performance criteria and changes during the three months ended March 31, 2019 is as follows:

2019
At January 1,	152,927
Granted	412,473
At March 31,	565,400
(c)    Deferred unit plan
The Company has an Independent Directors Deferred Unit Plan (“DU Plan”) under which DU’s are granted by the Board from time to time to independent directors (“the Participants”). DUs may be redeemed only on retirement of the independent director from the Board (the “Termination Date”) by providing the redemption notice (“Redemption Notice”) to the Company specifying the redemption date which shall be no later than December 15 of the first calendar year commencing after the calendar year in which the Termination Date occurred (the “Redemption Date”). Fifteen (15) trading days after the Redemption Date but no later than December 31 of the first calendar year commencing after the calendar year in which the Termination Date occurred, the Participant shall have the right to receive, and shall receive, with respect to all DUs held at the Redemption Date a cash payment equal to the market value of such DUs as of the Redemption Date. The Company will withhold income tax on redeemed DUs and is responsible for submission of the withholding tax to the tax authority.
At March 31, 2019, 370,208 DUs were outstanding (December 31, 2018 – 234,125) with a fair value of $1,709, which is included in accounts payable and accrued liabilities (December 31, 2018 – $686).
(d)    Performance share unit plan
The Company has a Performance Share Unit Plan (the “PSU” Plan) whereby PSUs may be granted to senior management of the Company at the discretion of the Board of Directors. Under the plan, PSUs cliff vest on the third anniversary of the grant date (the “Redemption Date”) and are subject to terms and conditions including the achievement of predetermined performance criteria (the “Performance Criteria”). When fully vested the number of PSUs redeemed will range from 0% to 200% of the target award, subject to the achievement of the Performance Criteria. Once vested, at the option of the Company, PSU’s are redeemable in cash equal to the market value of the vested PSUs as of the Redemption Date, by issuance of common shares of the Company equal to the number of vested PSUs, or a combination of cash and issuance of common shares equal to the market value of the vested PSUs. The Company will withhold income tax on redeemed PSUs and is responsible for submission of the withholding tax to the tax authority.
A total of 264,083 PSUs were granted during the three months ended March 31, 2019 under the PSU Plan. The current maximum number of common shares authorized for issuance from treasury under the PSU Plan is 3,130,000.
Movements in the PSUs during the three months ended March 31, 2019 are as follows:

2019
At January 1,	484,899
Granted	264,083
Expired	(128,675)
At March 31,	620,307

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Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2019 and 2018
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)

8. Supplementary cash flow information

	Three months ended March 31, 2019	Three months ended March 31, 2018
Changes in non-cash working capital
Accounts receivable and other	$15,181	$(2,128)
Inventories	(4,251)	(10,955)
Accounts payable and accrued liabilities	1,261	(1,861)
Total	$12,191	$(14,944)
Supplementary cash flow information
Income taxes paid	$—	$7,616

9. Financial instruments by category
Fair values are determined directly by reference to published price quotations in an active market, when available, or by using a valuation technique that uses inputs observed from relevant markets.
The three levels of the fair value hierarchy are described below:

•	Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

•	Level 2 – Inputs that are observable, either directly or indirectly, but do not qualify as Level 1 inputs (i.e., quoted prices for similar assets or liabilities).

•	Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).
Assets measured at fair value as at March 31, 2019 include marketable securities of $2,719 (December 31, 2018 – $2,572), comprised of publicly-traded equity investments classified as fair value through other comprehensive income, and settlement receivables of $15,598 (December 31, 2018 – $5,243) arising from provisional pricing in contracts for the sale of metals in concentrate classified as fair value through profit and loss. Changes in the fair value of settlement receivables are recorded in revenue. No liabilities are measured at fair value on a recurring basis as at March 31, 2019.
The fair value of financial instruments traded in active markets is based on quoted market prices at the date of the statement of financial position. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the group is the current bid price. The Company's marketable securities are included in Level 1. Instruments included in Level 2 comprise settlement receivables and the fair market value of the Company's senior notes (note 4). The fair value of settlement receivables is determined based on forward metal prices for the quotational period. For all other financial instruments, carrying amounts approximate fair value.

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Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2019 and 2018
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)

10. Segment information
Identification of reportable segments
The Company has identified its operating segments based on the internal reports that are reviewed and used by the chief executive officer and the executive management (the chief operating decision makers or CODM) in assessing performance and in determining the allocation of resources.
The CODM consider the business from both a geographic and product perspective and assess the performance of the operating segments based on measures of profit and loss as well as assets and liabilities. These measures include operating profit, expenditures on exploration, property, plant and equipment and non-current assets, as well as total debt. As at March 31, 2019, Eldorado had six reportable segments based on the geographical location of mining and exploration and development activities.
Geographical segments
Geographically, the operating segments are identified by country and by operating mine or mine under construction. The Turkey reporting segment includes the Kişladağ and the Efemçukuru mines and exploration activities in Turkey. The Canada reporting segment includes the Lamaque project and exploration activities in Canada. The Greece reporting segment includes the Stratoni and Olympias mines, the Skouries, Perama Hill and Sapes projects and exploration activities in Greece. The Romania reporting segment includes the Certej project and exploration activities in Romania. The Brazil reporting segment includes the Vila Nova mine, Tocantinzinho project and exploration activities in Brazil. Other reporting segment includes operations of Eldorado’s corporate office and exploration activities in other countries.
Financial information about each of these operating segments is reported to the CODM on a monthly basis. The mines in each of the different reporting segments share similar economic characteristics and have been aggregated accordingly.

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Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2019 and 2018
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)

10. Segment information (continued)

For the three months ended March 31, 2019	Turkey	Canada	Greece	Romania	Brazil	Other	Total

Information about profit and loss
Revenues	$43,469	$—	$36,555	$—	$—	$—	$80,024
Production costs	20,002	—	31,919	—	—	—	51,921
Depreciation (*)	6,255	—	13,354	—	—	552	20,161
Earnings (loss) from mine operations	$17,212	$—	$(8,718)	$—	$—	$(552)	$7,942

Other significant items of income and expense
Exploration and evaluation expenses	$297	$4	$3,110	$1,411	$111	$432	$5,365
Income tax expense (recovery)	8,261	(1,500)	(1,632)	857	46	—	6,032

Additions to property, plant and equipment during the period (**)	$12,849	$31,700	$8,904	$2	$1,058	$5,154	$59,667
Capitalized interest (note 4)	$—	$3,848	$—	$—	$—	$—	$3,848

Information about assets and liabilities
Property, plant and equipment	$724,382	$596,078	$2,064,182	$415,902	$203,838	$5,069	$4,009,451
Goodwill	—	92,591	—	—	—	—	92,591
	$724,382	$688,669	$2,064,182	$415,902	$203,838	$5,069	$4,102,042

Debt	$—	$—	$—	$—	$—	$596,526	$596,526

* Includes inventory write-downs of $3,032 from pyrite and lead concentrate inventory at Olympias
** Net of proceeds from sale of pre-commercial production at Lamaque; Includes right-of-use assets of $9,379 recognized upon the adoption of IFRS 16 on January 1, 2019 (note 3)

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Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2019 and 2018
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)

10. Segment information (continued)

For the three months ended March 31, 2018	Turkey	Canada	Greece	Romania	Brazil	Other	Total

Information about profit and loss
Revenues	$109,010	$—	$22,895	$—	$—	$—	$131,905
Production costs	48,741	—	18,494	—	—	—	67,235
Depreciation	23,735	—	5,370	—	—	83	29,188
Earnings (loss) from mine operations	$36,534	$—	$(969)	$—	$—	$(83)	$35,482

Other significant items of income and expense
Write-down of assets	$459	$—	$1,876	$1,689	$—	$—	$4,024
Exploration and evaluation expenses	290	—	1,731	889	759	479	4,148
Income tax expense (recovery)	12,431	(1,761)	(1,363)	(2,115)	(108)	—	7,084

Additions to property, plant and equipment during the period (*)	$12,583	$21,362	$22,873	$2,487	$1,673	$393	$61,371
Capitalized interest (note 4)	$—	$780	$5,842	$—	$—	$—	$6,622

For the year ended December 31, 2018	Turkey	Canada	Greece	Romania	Brazil	Other	Total

Information about assets and liabilities
Property, plant and equipment	$721,449	$582,895	$2,063,798	$416,197	$203,075	$1,062	$3,988,476
Goodwill	—	92,591	—	—	—	—	92,591
	$721,449	$675,486	$2,063,798	$416,197	$203,075	$1,062	$4,081,067

Debt	$—	$—	$—	$—	$—	$595,977	$595,977

* Net of proceeds from sales of pre-commercial production at Olympias and Lamaque

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